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                            January 26, 2023

       Bin Xue
       Chief Executive Officer
       WEBUY GLOBAL LTD
       18 Tampines Industrial Crescent #04-03
       Space@Tampines
       Singapore 528605

                                                        Re: WEBUY GLOBAL LTD
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement of Form F-1
                                                            Submitted January
6, 2023
                                                            CIK No. 0001946703

       Dear Bin Xue:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 3

   1. We note your response to prior comment 2 and reissue. Please include the paragraph about your sales and growth
since inception and balance this disclosure by also discussing your history of net losses
for the relevant periods as well as the substantial doubt about your ability to continue as
a going concern. We note your disclosure under "Going Concern and
                                                        Capital Resources" on
page 42.
 Bin Xue
FirstName  LastNameBin
WEBUY GLOBAL      LTD Xue
Comapany
January 26,NameWEBUY
            2023       GLOBAL LTD
January
Page 2 26, 2023 Page 2
FirstName LastName
2. We note your response to prior comment 11, including your revisions to page 66.
         However, you continue to reference "marketing collaterals" on pages 3 and 71. For consistency, please further revise your disclosure to reflect revisions made on page
         66 regarding this term.
Business
Scalable Business Segments, page 70

3. We note your response to prior comment 13, including revisions to add a title to the diagram provided here. Please further revise your disclosure to provide context for this diagram within your operational activities, including a brief discussion of what this diagram illustrates. For example, please briefly discuss which portions of the technological divisions and structures represented (i.e., Customer APP, Group Leader
         Web Portal, Merchant Web Portal, Backend Services, Technology Platform, Data
         Platform & Algorithm, and Big Data (OLTP, OLAP)) are controlled by WeBuy and what the inclusion of the logos of numerous other technology providers (e.g., Java, Spring and
         Elastic) represents.
Leader and Customer Acquisition Cycle, page 72

4. We note your response to prior comment 15 as well as existing disclosure that states that stores will display the WeBuy logo to increase awareness for your brand. Please further revise this section to disclose whether these stores receive any monetary or other compensation, in addition to attractive prices on fresh produce, for agreeing to sign on as an affiliate of the WeBuy club.
Our Business Model
A. Groupbuy Model, page 74

5.       We note your response to prior comment 16, including your statement that sales
         commissions are earned by Group Leaders "through their work in promoting the Webuy products to their community." Please briefly expand your discussion to provide additional high-level detail regarding sales commissions. For example, please disclose whether all
         Group Leaders receive sales commissions as a percentage of sales made by customers in their community or upon achieving certain sales goals. Additionally, please disclose the commission rates and quantify the sales commissions paid for the periods reflected in the prospectus.
 Bin Xue
FirstName  LastNameBin
WEBUY GLOBAL      LTD Xue
Comapany
January 26,NameWEBUY
            2023       GLOBAL LTD
January
Page 3 26, 2023 Page 3
FirstName LastName
C. End-to-End Involvement in the Sale and Purchase Process
Our Customers, page 87

6. We note your response to prior comment 18 and revised disclosure on page 87. It appears that "coins" and "assets" are analogous to your description of e-vouchers and sales commissions, respectively, discussed on page 74 and referenced throughout your disclosure. Please revise this section to make clear, if true, the relationship between these two sets of terms (i.e., (i) coins and e-vouchers, and (ii) assets and sales commissions).
Note 2. Summary of Signification Accounting Policies
Revenue Recognition, page F-11

7. We note your response to comment 23. Please revise your disclosure to clearly explain the accounting and payment procedures surrounding the "Assets" you grant, similar to the first paragraph of your response.
8. We note your response to comment 24. The guidance in ASC 280-10-50-38 explicitly states that ASC 280-10-50-40 applies to entities that have a single reportable segment.
         You disclose on page 12 that you "offer a wide range of products on our platform, including food and beverage, fresh produce, as well as lifestyle and other personal care items." Please disclose your revenues for each group of similar products and services.
         Alternatively, if providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive.
9. Your disclosure on pages 74 and 87 indicates you offer e-vouchers and coins as shopping perks that are redeemable in purchasing credits. Please explain to us how you account for these perks and, to the extent significant, please expand your revenue recognition accounting policy.
       You may contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Mengyi Jason Ye